Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-223156

$750,000,000 4.610% Fixed-to-Floating Rate Senior Notes due 2023

Pricing Term Sheet

Issuer:	Barclays PLC (the “Issuer”)

Notes:	$750,000,000 4.610% Fixed-to-Floating Rate Senior Notes due 2023 (the “Notes”)

Status:	Senior Debt / Unsecured

Legal Format:	SEC registered

Principal Amount:	$750,000,000. The Notes will have the same terms (other than inter alia the public offering price and issuance date), form part of the same series and trade freely with the $1,750,000,000 aggregate principal amount of 4.610% Fixed-to-Floating Rate Senior Notes due 2023 issued on November 15, 2018 (the “Original Notes”). Upon completion of this offering, $2,500,000,000 aggregate principal amount of Notes and Original Notes will be outstanding.

Trade Date:	March 28, 2019

Settlement Date:	April 2, 2019 (T+3) (the “Issue Date”)

Maturity Date:	February 15, 2023 (the “Maturity Date”)

Coupon:	From (and including) November 15, 2018 (the “Original Issue Date”) to (but excluding) February 15, 2022 (the “Par Redemption Date” and such period the “Fixed Rate Period”), 4.610%.

From (and including) the Par Redemption Date to (but excluding) the Maturity Date (the “Floating Rate Period”), the interest rate will be equal to LIBOR (as described below), as determined on the applicable Interest Determination Date (as defined below), plus the Margin (as described below) (the “Floating Interest Rate”). The Floating Interest Rate will be reset quarterly on each Interest Reset Date (as defined below). The Floating Interest Rate will not be less than zero.

Fixed Rate Interest Payment Dates:	During the Fixed Rate Period, interest will be payable semi-annually in arrear on February 15 and August 15 in each year, commencing on August 15, 2019 (long first interest period) and ending on the Par Redemption Date.

Floating Rate Interest Payment Dates:	During the Floating Rate Period, interest will be payable quarterly in arrear on May 15, 2022; August 15, 2022; November 15, 2022 and the Maturity Date (each a “Floating Rate Interest Payment Date”).

Interest Reset Dates:	During the Floating Rate Period, the Floating Interest Rate will be reset quarterly on the Par Redemption Date; May 15, 2022; August 15, 2022 and November 15, 2022 (each an “Interest Reset Date”). If any Interest Reset Date would fall on a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding Business Day, except that if that Business Day falls in the next succeeding calendar month, the Interest Reset Date will be the immediately preceding Business Day.

Interest Periods:	During the Floating Rate Period, each interest period on the Notes will begin on (and include) a Floating Rate Interest Payment Date and end on (but exclude) the following Floating Rate Interest Payment Date, provided that the first of such interest periods will begin on and include the Par Redemption Date and will end on, but exclude, May 15, 2022.

Interest Determination Dates:	The “Interest Determination Date” for each Interest Period will be the second London Banking Day (as defined below) preceding the applicable Interest Reset Date. “London Banking Day” means any day on which dealings in U.S. dollars are transacted in the London interbank market.

Day Count:	30/360, following, unadjusted (during the Fixed Rate Period). Actual/360, modified following, adjusted (during the Floating Rate Period).

Business Days:	Any weekday, other than one on which banking institutions are authorized or obligated by law, regulation or executive order to close in London, England or in the City of New York, United States.

Preliminary Prospectus Supplement:	Preliminary Prospectus Supplement dated March 28, 2019 (the “Preliminary Prospectus Supplement,” incorporating the Prospectus dated April 6, 2018 relating to the Notes (the “Base Prospectus”)). If there is any discrepancy or contradiction between this Pricing Term Sheet and the Preliminary Prospectus Supplement, this Pricing Term Sheet shall prevail.

U.K. Bail-in Power Acknowledgement:	Yes. See section entitled “Description of Debt Securities—Agreement with Respect to the Exercise of U.K. Bail-in Power” in the Base Prospectus.

Ranking:	The ranking of the Notes is described under “Description of Senior Notes—Ranking” in the Preliminary Prospectus Supplement.

Optional Redemption:	The Issuer may, at its option, redeem the Notes (i) in whole or in part, pursuant to the Make-Whole Redemption (as defined in the Preliminary Prospectus Supplement) at any time on or after October 2, 2019 (six months following the Issue Date and, if any additional notes are issued after the Issue Date, except for the period of six months beginning on the issue date for any additional notes) until (but excluding) the Par Redemption Date and/or (ii) in whole but not in part, pursuant to the Par Redemption (as defined in the Preliminary Prospectus Supplement), on the Par Redemption Date, at an amount equal to 100% of their principal amount together with accrued but unpaid interest, if any, on the principal amount of the Notes to be redeemed to (but excluding) the redemption date, on the terms and subject to the provisions set forth in the Preliminary Prospectus Supplement under “Description of Senior Notes—Optional Redemption.”

Further Issues	The Issuer may, without the consent of the holders of the Notes, issue additional notes having the same ranking and same interest rate, maturity date, redemption terms and other terms as the Notes issued pursuant to the Preliminary Prospectus Supplement except for the price to the public and issue date. Any such additional notes, together with the Original Notes and the Notes offered pursuant to the Preliminary Prospectus Supplement, will constitute a single series of securities under the Indenture.

Tax Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Tax Redemption” in the Preliminary Prospectus Supplement.

Loss Absorption Disqualification Event Redemption:	The Notes are also redeemable as described under “Description of Senior Notes—Loss Absorption Disqualification Event Redemption” in the Preliminary Prospectus Supplement.

Events of Default Substitution:	The Notes are subject to the provisions described under “Description of Senior Notes—Events of Default Substitution” in the Preliminary Prospectus Supplement.

LIBOR:	3-month USD LIBOR (as determined by reference to Reuters Page LIBOR01) (“LIBOR”).

LIBOR will be determined by the Calculation Agent in accordance with the provisions described in the Preliminary Prospectus Supplement under “Description of Senior Notes—Calculation of LIBOR.”

If the Issuer determines that LIBOR has ceased to be published on Reuters Page LIBOR01 or any successor or replacement page as a result of such benchmark ceasing to be calculated or administered when any Floating Interest Rate (or the relevant component part thereof) remains to be determined by LIBOR, then the provisions described under “Description of Senior Notes—Replacement for LIBOR” in the Preliminary Prospectus Supplement shall apply to the Notes.

Margin:	+140 bps (the “Margin”)

Benchmark Treasury:	UST 2.375% due March 15, 2022

Spread to Benchmark:	170 bps

Reoffer Yield:	3.872%

Issue Price:	101.966%, plus accrued interest for the period from (and including) November 15, 2018 up to but excluding the Issue Date, in the aggregate amount of $13,157,708.

Underwriting Discount:	0.25%

Net Proceeds:	$776,027,708 (including accrued interest)

Sole Bookrunner:	Barclays Capital Inc.

Co-managers:	Banco de Sabadell, S.A.
BNY Mellon Capital Markets, LLC
C.L. King & Associates, Inc.
Commonwealth Bank of Australia
Landesbank Baden-Württemberg
MFR Securities, Inc.
Skandinaviska Enskilda Banken AB (publ)
Tribal Capital Markets, LLC

Risk Factors:	An investment in the Notes involves risks. See “Risk Factors” section beginning on page S-13 of the Preliminary Prospectus Supplement.

Denominations:	$200,000 and integral multiples of $1,000 in excess thereof.

ISIN/CUSIP:	US06738EBE41 / 06738E BE4

Supplemental Information on US Taxation	The Issuer anticipates that the Notes will be treated as part of the same “issue” as the Original Notes for U.S. federal income tax purposes, under the rules for “qualified reopenings”.

Settlement:	DTC; Book-entry; Transferable

Documentation:	To be documented under the Issuer’s shelf registration statement on Form F-3 (No. 333-223156) and to be issued pursuant to the Senior Debt Securities Indenture dated January 17, 2018, between the Issuer and The Bank of New York Mellon, London Branch, as trustee (the “Trustee”), as supplemented by the Third Supplemental Indenture dated as of November 15, 2018, among the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar, and as further supplemented by a Fourth Supplemental Indenture to be entered into on or about April 2, 2019 among the Issuer, the Trustee and The Bank of New York Mellon SA/NV, Luxembourg Branch, as Senior Debt Security Registrar.

Listing:	The Original Notes are listed on the New York Stock Exchange under the symbol “BCS23B”. Application will be made to list the Notes on the New York Stock Exchange although the Issuer cannot guarantee such listing will be obtained.

Governing Law:	New York law, except for the waiver of set-off provisions which will be governed by English law.

Definitions:	Unless otherwise defined herein, all capitalized terms have the meaning set forth in the Preliminary Prospectus Supplement.

The Issuer has filed a registration statement (including the Base Prospectus) and the Preliminary Prospectus Supplement) with the U.S. Securities and Exchange Commission (“SEC”) for this offering. Before you invest, you should read the Base Prospectus and the Preliminary Prospectus Supplement for this offering in that registration statement, and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov. Alternatively, you may obtain a copy of the Base Prospectus and the Preliminary Prospectus Supplement from Barclays Capital Inc. by calling 1-888-603-5847.

No PRIIPs KID/FCA PI Restriction. No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.

This communication is being distributed to, and is directed only at, persons in the United Kingdom in circumstances where section 21(1) of the Financial Services and Markets Act 2000, as amended, does not apply (such persons being referred to as “relevant persons”). Any person who is not a relevant person should not act or rely on this communication or any of its contents. Any investment activity (including, but not limited to, any invitation, offer or agreement to subscribe, purchase or otherwise acquire securities) to which this communication relates will only be available to, and will only be engaged with, persons who fall within the manufacturer target market as described above.

To the extent any dealer that is not a U.S. registered broker-dealer intends to effect any offers or sales of any Notes in the United States, it will do so through one or more U.S. registered broker-dealers in accordance with the applicable U.S. securities laws and regulations.

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